January 13, 2025

Shaolin Hong
Chief Executive Officer
Fuxing China Group Ltd
Hangbian Industry Area
Longhu Town, Jinjiang City
Fujian Province 362241
China

       Re: Fuxing China Group Ltd
           Amendment No. 5 to Registration Statement on Form F-1
           Filed December 26, 2024
           File No. 333-278459
Dear Shaolin Hong:

     We have reviewed your amended registration statement and have the following comment(s).

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our September 18, 2024 letter.

Amendment No. 5 to Registration Statement on Form F-1
Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources
Working Capital, page 74

1. We note your disclosure of your extension of credit terms for major customers during the six months ended September 30, 2024. Please revise to disclose the reason for the extension of credit terms, when you expect the outstanding accounts receivable to be paid, and how it will impact your current and future liquidity. January 13, 2025
Page 2

       Please contact SiSi Cheng at 202-551-5004 or Kevin Woody at 202-551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Eranga Dias at 202-551-8107 or Asia Timmons-Pierce at 202-551-3754 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of
Manufacturing